

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 28, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Zirk Engelbrecht
Chief Executive Officer
Safari Associates, Inc.
12753 Mulholland Drive
Beverly Hills, CA 90210

> **Re:** **Safari Associates, Inc.**
> **Form 10-KSB/A for the calendar year ended December 31, 2005**
> **Filed April 24, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 22, 2006**
> **File No. 000-30215**

Dear Mr. Zirk Engelbrecht:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A December 31, 2005

General

1. Please include an explanatory note indicating the principal reasons an amended
    Form 10-K was filed. Typically such an explanatory note would appear in the
    front of the document, prior to Part 1.

Item 5 Market for Common Equity and Related Stockholder Matters

(d) Recent Sales of Unregistered Securities, page 4

2. Please explain to us how you determine the value of your shares issued for
    services. For instance on April 26, 2004, you issued 10,000 shares valued at
    $0.10 to Consumer Construction. Based on the table provided on page 5 the high
    and low of your stock in and March was $0.25 and .018, respectively and $0.40
    and $0.18 in June. In your discussion provide us with the high and low bids on
    the issuance dates and any compensation expense recorded.

Management's Discussion and Analysis or Plan of Operation, page 5

3. Please revise to disclose the additional financing from loan proceeds received
    from officers and shareholders. Also disclose the terms and maturities of
    outstanding loans. Please also revise your March 31, 2006 Form 10-Q.

4. Please revise to discuss your minimum cash requirements for the next twelve
    months. Discuss the nature, purpose and amounts of items. For instance, please
    disclose the expenditures you intend to make in manufacturing the Flame Tame^{TM}
    and the decent device, producing sample products, commencing marketing,
    advertising and promotion programs, hiring additional personnel, compensation
    for officers and consulting and professional services. In addition, please discuss
    the anticipated changes to your plan of operations if you raise capital that exceeds
    the amount needed to satisfy your cash requirements over the next twelve months.
    Further, given your current product line, please discuss your plans to generate
    revenue during the next twelve months. Finally, please provide an analysis of the
    risks and uncertainties that are reasonably likely to have a material impact on your
    planned operations and liquidity and such other qualitative and quantitative
    factors which are necessary to an understanding and evaluation of your plan of
    operations. Please refer to Item 303(a) of Regulation S-B.

5. Please include additional disclosure regarding your plans to resolve the doubts
    about your ability to continue in existence. The additional disclosure should also
    be included in Note 8. See Financial Reporting Codification 607.02.

6. Please enhance you discussion in regards to discontinued operations to include how the Company expects the absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources.

Item 8A. Controls and Procedures, page 6

7. We note your disclosure that your "chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

8. Please note that Item 308(c) of Regulation S-K requests disclosure of *any* changes (not just significant changes) in a company's internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company's internal control over financial reporting. Please revise your disclosure to confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company's internal control over financial reporting.

Exhibit 31.1

9. The wording for the certification should be in the exact format provided by Item 601 of Regulation S-B. Please revise your certification beginning with your paragraph No. 3 and each paragraph thereafter. Please disregard paragraph 4(b) of Item Regulation S-B Item 601, as this particular paragraph of the certification is not effective for small business issuers at this time. Additionally, please confirm that the inclusion of the title in the first line of the certification for your CEO and CFO was not intended to limit the capacity in which such individual provided the certification. Please apply your revisions to both your December 31, 2005 Form 10-K and March 31, 2006 Form 10-Q exhibits.

10. It appears that you are asserting that Mr. Englebrecht is serving as both the principal executive officer and principal financial officer for purposes of your Item 302 certifications. If true, revise to provide both titles under his signature.

Report of Independent Registered Public Accounting Firm, page F-1

11. Revise to express an opinion on the results of operations and cash flows for the years ended December 31, 2005 and 2004.

Financial Statements

Statement of Cash Flows, page F-5

12. It appears the cash used in discontinued operations is presented cumulatively in the development stage column. Please revise to include the amount of discontinued operations consistently for all periods presented that are affected. Additionally, please revise your March 31, 2006 Form 10-Q. Reference SFAS No. 95 Footnote 10.

Notes To Consolidated Financial Statements, page F-6

Note 1 – Description of Business, page F-6

13. We note your disclosure that as of the end of fiscal year 2003 and into fiscal year 2004 you determined that you would focus on the fire safety equipment business. Tell us how you determined that it was appropriate to present the company as a development stage enterprise. Please cite your basis in the accounting literature. Additionally, tell us how you determined the development stage period began as of January 1, 2003.

14. Additionally, we note your disclosures in your Form 10-Q for the quarter ended March 31, 2006 that you have chosen to terminate all research and development activities and focus on becoming a merger candidate. Tell us how you anticipate disclosing this transition as it relates to your previously filed development stage enterprise financial statements.

Note 5 - Notes Payable, page F-7

15. We note on page 7 that you disclose that your former Chairman and President died in May 2006. It appears that a substantial amount of the convertible notes payable balance was issued to him in exchange for accrued compensation. Tell us whether you believe that this liability, as well as any additional amounts for compensation included in the "Accrued Expenses" line item as of December 31, 2005, will be required to be repaid or if you expect the liability to be extinguished.

Note 7 Commitments & Contingencies, page F-8

16. We note you are self-insured with regards to product liability. Please disclose the principal terms of your self-insurance. In addition please amend your March 31, 2006 Form 10-Q.

Form 10-Q March 31, 2006

Financial Statements

Consolidated Statement of Operations , page 4

17. Your discontinued operations presentation appears confusing. For the year 2005, if the $(2,231) is really a loss from discontinued operations please revise. If is not a loss from discontinued operations and is properly presented as discontinued operations please explain to us the difference amongst the two line items. Also explain why in comparison to your Statement of Operations in Form 10-K for the fiscal year 2005 there are no discontinued operations. Please revise the statements of operations and cash flows, if necessary.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Kathleen Kerrigan, at (202) 551-3369. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief